UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For June 6, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the "Company")

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD REQUIRE APPROVAL OF LOCAL AUTHORITIES OR OTHERWISE BE UNLAWFUL (EACH, A “RESTRICTED JURISDICTION”). THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES OF AMERICA, INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE “UNITED STATES”), CANADA, AUSTRALIA OR JAPAN, OR IN ANY RESTRICTED JURISDICTION. PLEASE SEE “IMPORTANT NOTICE” SECTION AT THE END OF THIS ANNOUNCEMENT.

RESULTS OF PLACING

Harmony Gold Mining Company Limited ("Harmony" or the “Company”) is pleased to announce the successful completion of the placing announced yesterday (the "Placing").

A total of 55,055,050 new ordinary shares in Harmony have been placed with existing and new institutional investors (the "Placing Shares") at a price of ZAR19.12 per share (the "Placing Price"), raising gross proceeds of approximately ZAR1.05 billion / US$82 million (the "Proceeds"). J.P. Morgan Securities plc and UBS AG, London Branch acted as Joint Global Co-ordinators and Joint Bookrunners (the "Joint Global Co-ordinators") and Nedbank Limited (acting through its Corporate and Investment Banking division) and Absa Bank Limited (acting through its Corporate and Investment Banking division) acted as Joint Bookrunners (the "Joint Bookrunners") in connection with the Placing. The Joint Global Co-ordinators and the Joint Bookrunners acted collectively as the “Bookrunners”.

The Placing Shares being issued (together with the ARM (as defined below) subscription shares when issued, as further discussed below) represent, in aggregate, approximately 15 per cent. of the Company’s issued ordinary share capital prior to the Placing. The issue price of the Placing represents a discount of 11.7 per cent. to the closing share price on 5 June 2018 and a 10.0% discount to the 3 day VWAP which is in compliance with Section 5.62 of the JSE Listings Requirements. The Placing Shares and those expected to be issued to ARM, when issued, will rank pari passu in all respects with the existing Harmony ordinary shares, including the right to receive all dividends and other distributions declared, made or paid after the date of issue thereof.

An application will be made to the JSE Limited ("JSE") for the listing of the Placing Shares. Listing and trading (“Admission”) of the Placing Shares are expected to occur on the JSE on or around 11 June 2018 (or such later date as may be agreed between the Company and the Bookrunners) and that dealings in the Placing Shares will commence at the same time. The Placing is conditional upon, amongst other things, Admission of the Placing Shares on the JSE becoming effective and the placing agreement between the Company, the Joint Global Co-ordinators and the Joint Bookrunners not being terminated in accordance with its terms prior to Admission.

Following Admission becoming effective, the Company's issued share capital will comprise 500,250,845 ordinary shares. This figure may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their beneficial interest in, or a change to their beneficial interest in, the Company's ordinary shares under section 122 of the South African Companies Act, 71 of 2008.

Placing Shares purchased by persons outside of the United States (as defined by Regulation S under the Securities Act) must not be offered or sold into the United States or to any U.S. Person (as defined by Regulation S under the Securities Act) or deposited into the Company’s American depositary share programme until at least 40 days after settlement of the Placing.

Harmony has agreed, subject to certain exclusions, to a lock-up of 90 days from settlement of the Placing.

Participation of ARM

In addition to the Placing Shares, African Rainbow Minerals Limited ("ARM"), Harmony's strategic black economic empowerment partner has agreed to subscribe for approximately 11,032,623 shares at the Placing Price to ensure that its current shareholding of 14.29% will be maintained post the Placing and shares issued to the Community Trust and Employee Trust as previously announced. ARM's participation is subject to Harmony shareholder approval and will form part of the Proceeds.

Notes

The US dollar to South African rand exchange rate used in this Announcement is 12.77.

Johannesburg

6 June 2018

For more details contact:

Lauren Fourie

Investor Relations Manager

+27 (0) 71 607 1498 (mobile)

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Joint Global Co-ordinators: J.P. Morgan Securities plc and UBS AG, London Branch

Joint Bookrunners: Nedbank Limited (acting through its Corporate and Investment Banking division) and Absa Bank Limited (acting through its Corporate and Investment Banking division)

South African legal counsel to the Company: Bowman Gilfillan Inc.

International legal counsel to the Company: Hogan Lovells International LLP

Legal counsel to the Joint Global Co-oridnators and Joint Bookrunners: Davis Polk & Wardwell London LLP

IMPORTANT NOTICE

This Announcement is for information purposes only and shall not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other Restricted Jurisdiction. This Announcement and the information contained herein is restricted and is not for publication or distribution, directly or indirectly, in whole or in part, in or into the United States, Canada, Australia or Japan, or in any other Restricted Jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, delivered or otherwise distributed in or into the United States absent registration, except in reliance on an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the Placing Shares in the United States or in any other Restricted Jurisdiction.

THE PLACING SHARES PURCHASED BY PERSONS OUTSIDE THE UNITED STATES MAY NOT BE OFFERED, SOLD, RESOLD, DELIVERED OR OTHERWISE DISTRIBUTED IN OR INTO THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED BY REGULATION S UNDER THE SECURITIES ACT) OR DEPOSITED INTO THE COMPANY’S AMERICAN DEPOSITARY RECEIPT (“ADR”) PROGRAM UNTIL A MINIMUM OF 40 DAYS AFTER THE SETTLEMENT OF THE PLACING AND THE COMPANY’S ADRS MAY NOT BE USED IN ANY HEDGING TRANSACTION THAT INCLUDES THE PLACING SHARES AND BY PURCHASING PLACING SHARES IN THE OFFERING FROM OUTSIDE THE UNITED STATES, YOU WILL BE DEEMED TO AGREE TO THE FOREGOING RESTRICTIONS.

The Company will instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any Placing Shares for deposit into the Company’s American Depositary Receipt Program in exchange for the issueance of ADRs evidencing Harmony’s American Depositary Shares for 40 days after settlement of the Placing.

Any offer, sale, resale, delivery or other distribution of the Placing Shares within the United States during this 40 day period by any dealer (whether or not participating in the Placing) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from, on in a transaction not subject to, the registration requirements of the Securities Act.

In South Africa, the Placing will only be made by way of separate private placements to: (i) selected persons falling within one of the specified categories listed in section 96(1)(a) of the South African Companies Act, 71 of 2008, as amended ("South African Companies Act"); and (ii) selected persons, acting as principal, acquiring Placing Shares for a total acquisition cost of R1,000,000 or more, as contemplated in section 96(1)(b) of the South African Companies Act ("South African Qualifying Investors"). This Announcement is only being made available to such South African Qualifying Investors. Accordingly: (i) the Placing is not an “offer to the public” as contemplated in the South African Companies Act; (ii) this Announcement does not, nor does it intend to, constitute a “registered prospectus” or an “advertisement”, as contemplated by the South African Companies Act; and (iii) no prospectus has been filed with the South African Companies and Intellectual Property Commission ("CIPC") in respect of the Placing. As a result, this Announcement does not comply with the substance and form requirements for a prospectus set out in the South African Companies Act and the South African Companies Regulations of 2011, and has not been approved by, and/or registered with, the CIPC, or any other South African authority.

The information contained in this Announcement constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended ("FAIS Act") and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Placing Shares or in relation to the business or future investments of the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this Announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. The Company is not a financial services provider licensed as such under the FAIS Act.

No public offering of the Placing Shares is being made in the United Kingdom. In the United Kingdom, all offers of the Placing Shares will be made pursuant to an exemption under the Prospectus Directive (as defined below) from the requirement to produce a prospectus. This Announcement is being distributed to persons in the United Kingdom only in circumstances in which section 21(1) of the Financial Services and Markets Act 2000, as amended (“FSMA”) does not apply. No prospectus will be made available in connection with the Placing and no such prospectus is required to be published in accordance with the Prospectus Directive.

This Announcement is for information purposes only and is directed only at persons in Member States of the European Economic Area who are (a) qualified investors (“Qualified Investors”) within the meaning of article 2(1)(e) of the EU Prospectus Directive (which means Directive 2003/71/EC as amended, and includes the 2010 PD Amending Directive (Directive 2010/73/EU) to the extent implemented in the relevant Member State) (the “Prospectus Directive”) and (b) in the United Kingdom and (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) other persons to whom they may lawfully be communicated, all such persons together being referred to as “Relevant Persons”. In Member States of the European Economic Area, this Announcement must not be acted on or relied on by persons who are not Relevant Persons. Persons distributing this Announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This Announcement has been issued by, and is the sole responsibility of, the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by J.P. Morgan Securities plc or UBS AG, London Branch (the “Joint Global Co-ordinators”), or Nedbank Limited (acting through its Corporate and Investment Banking division) or Absa Bank Limited (acting through its Corporate and Investment Banking division) (the “Joint Bookrunners”, together with the Joint Global Co-ordinators, the “Bookrunners”), or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Each Bookrunner and its respective affiliates are acting solely for the Company and no one else in connection with the Placing and will not be responsible to anyone other than the Company for providing the protections afforded to its clients nor for providing advice in relation to the Placing and/or any other matter referred to in this Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on each Bookrunner or its affiliates by its respective regulatory regimes, neither any Bookrunner nor any of its respective affiliates accepts any responsibility whatsoever for the contents of the information contained in this Announcement or for any other statement made or purported to be made by or on behalf of any Bookrunner or any of its respective affiliates in connection with the Company, the Placing Shares or the Placing. Each Bookrunner and each of its respective affiliates accordingly disclaim all and any responsibility and liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) in respect of any statements or other information contained in this Announcement and no representation or warranty, express or implied, is made by each Bookrunner or any of its respective affiliates as to the accuracy, completeness or sufficiency of the information contained in this Announcement.

The distribution of this Announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or any Bookrunner that would permit an offering of such shares or possession or distribution of this Announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required by the Company and the Bookrunners to inform themselves about, and to observe, such restrictions.

This Anouncement contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act with respect to the Company’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”, “predict”, “continue” or similar expressions or the negative thereof.

Any forward-looking statements, including, among others, those relating to the Company’s future business prospects, revenues and income, wherever they may occur in this Announcement, are necessarily estimates reflecting the best judgment of the Company’s senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, you should not place undue reliance on forward-looking statements as a prediction of actual results. Statements contained in this Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is or is intended to be a profit forecast or profit estimate or to imply that the earnings of the Company for the current or future financial years will necessarily match or exceed the historical or published earnings of the Company.

The information contained in this Announcement is subject to change without notice and, except as required by applicable law, the Company and each Bookrunner do not assume any responsibility or obligation to update publicly or review any of the forward-looking statements contained in it and nor do they intend to.

This Announcement does not identify or suggest, or purport to identify or suggest, the risks (direct or indirect) that may be associated with an investment in the Placing Shares. Any investment decision to buy Placing Shares in the Placing must be made solely on the basis of publicly available information, which has not been independently verified by any Bookrunner.

The information in this Announcement may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution, reproduction or disclosure of this information in whole or in part is unauthorised. Failure to comply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions.

The Placing Shares to be issued pursuant to the Placing will not be admitted to trading on any stock exchange other than the Johannesburg Stock Exchange.

Persons who are invited to and who choose to participate in the Placing by making an offer to take up Placing Shares, will be deemed to have read and understood this Announcement in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained herein. Each such placee represents, warrants and acknowledges that it is a person eligible to purchase or subscribe for the Placing Shares in compliance with the restrictions set forth herein and applicable laws and regulations in its home jurisdiction and in the jurisdiction (if different) in which it is physically resident. Unless otherwise agreed in writing, each placee represents, warrants and acknowledges that it is (a) not located in, a resident of, or physically present in, the United States, Canada, Australia, Japan or any Restricted Jurisdiction and it is not acting on behalf of someone who is located in, a resident of, or physically present in, the United States, Canada, Australia, Japan or any Restricted Jurisdiction and (b) not a U.S. person (as that term is defined in Regulation S under the Securities Act).

Information to Distributors

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Bookrunners will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares.

Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

NOTWITHSTANDING ANYTHING IN THE FOREGOING, NO PUBLIC OFFERING OF THE PLACING SHARES IS BEING MADE BY ANY PERSON ANYWHERE AND THE COMPANY HAS NOT AUTHORISED OR CONSENTED TO ANY SUCH OFFERING IN RELATION TO THE PLACING SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 6, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director